Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

5th March 2003

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

We attach for your information a copy of a notification dated 5th March 2003 in respect of DFIH which was lodged with the UK Listing Authority (the "UKLA") today.

In accordance with the requirements under the listing rules of the UKLA, we have notified the UKLA today on behalf of DFIH of the following Directors' share transactions:-

Director	Nature of Transaction	Name of Company	Date of Transaction	No. of Shares	Price per share (US$)
R J Floto	Grant of Options	DFIH	05/03/2003	+400,000 (options)	1.0550
Howard Mowlem	Grant of Options	DFIH	05/03/2003	+200,000 (options)	1.0550

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

S:\Win\Option\DFIH\Grant\03-Annual.doc

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Company	Dairy Farm International Hldgs Ltd
TIDM	DFI
Headline	Issue of Equity
Released	10:09 5 Mar 2003
Number	3088I

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

ISSUE OF EQUITY

On 5th March 2003, Dairy Farm International Holdings Limited has allotted a total of 1,000,000 new ordinary shares at a price of US$1.0550 per share pursuant to the International Share Option Plan (1995) of the 1995 Senior Executive Share Incentive Scheme.

The shares will be registered in the name of the Scheme Trustee, The Verandah Trust Company Limited.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

5th March 2003

www.dairyfarmgroup.com

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